 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Clearwater Analytics Holdings, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)
185123106
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 185123106	13G

1	NAMES OF REPORTING PERSONS
Galibier Purchaser, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
33,222,826

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
33,222,826

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,222,826

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
35.9% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based on (i) 59,226,257 shares of Class A common stock outstanding as of October 28, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2022, and (ii) 33,222,826 shares of Class A common stock that the Reporting Person has the right to acquire within 60 days of December 31, 2022, which are treated as issued and outstanding solely for the purpose of computing the percentage ownership of the Reporting Person pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 185123106	13G

1	NAMES OF REPORTING PERSONS
Galibier Holdings, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
33,222,826(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
33,222,826(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,222,826(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
35.9% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Solely in its capacity as the sole member of Galibier Purchaser, LLC.
(2)
Based on (i) 59,226,257 shares of Class A common stock outstanding as of October 28, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2022, and (ii) 33,222,826 shares of Class A common stock that the Reporting Person has the right to acquire within 60 days of December 31, 2022, which are treated as issued and outstanding solely for the purpose of computing the percentage ownership of the Reporting Person pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 185123106	13G

1	NAMES OF REPORTING PERSONS
Galibier Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
33,222,826(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
33,222,826(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,222,826(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
35.9% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Solely in its capacity as the general partner of Galibier Holdings, LP.
(2)
Based on (i) 59,226,257 shares of Class A common stock outstanding as of October 28, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2022, and (ii) 33,222,826 shares of Class A common stock that the Reporting Person has the right to acquire within 60 days of December 31, 2022, which are treated as issued and outstanding solely for the purpose of computing the percentage ownership of the Reporting Person pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 185123106	13G

1	NAMES OF REPORTING PERSONS
Gali SCSp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
33,222,826(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
33,222,826(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,222,826(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
35.9% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Solely in its capacity as the sole member of Galibier Holdings GP, LLC.
(2)
Based on (i) 59,226,257 shares of Class A common stock outstanding as of October 28, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2022, and (ii) 33,222,826 shares of Class A common stock that the Reporting Person has the right to acquire within 60 days of December 31, 2022, which are treated as issued and outstanding solely for the purpose of computing the percentage ownership of the Reporting Person pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 185123106	13G

1	NAMES OF REPORTING PERSONS
Permira VII GP S.a r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
33,222,826(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
33,222,826(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,222,826(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
35.9% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Solely in its capacity as the general partner of Gali SCSp.
(2)
Based on (i) 59,226,257 shares of Class A common stock outstanding as of October 28, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2022, and (ii) 33,222,826 shares of Class A common stock that the Reporting Person has the right to acquire within 60 days of December 31, 2022, which are treated as issued and outstanding solely for the purpose of computing the percentage ownership of the Reporting Person pursuant to Rule 13d-3(d)(1)(i) under the Act.

Item 1 (a).	Name of Issuer:

Clearwater Analytics Holdings, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

777 W. Main Street, Suite 900, Boise, Idaho 83702, USA

Item 2 (a).	Name of Person Filing:

This Schedule 13G is being filed on behalf of the following persons (collectively, the “Reporting Persons”):

(i)
Galibier Purchaser, LLC, which has the right to acquire within 60 days of December 31, 2022, and is thereby deemed to beneficially own, Class A common stock of the Issuer, as described in Item 4 below;

(ii)	Galibier Holdings, LP, which is the sole member of Galibier Purchaser, LLC and may therefore be deemed to beneficially own the Class A common stock beneficially owned thereby;
(iii)	Galibier Holdings GP, LLC, which is the general partner of Galibier Holdings, LP and may therefore be deemed to beneficially own the Class A common stock beneficially owned thereby;
(iv)	Gali SCSp, which is the sole member of Galibier Holdings GP, LLC and may therefore be deemed to beneficially own the Class A common stock beneficially owned thereby; and
(v)	Permira VII GP S.a r.l., which is the general Partner of Gali SCSp and may therefore be deemed to beneficially own the Class A common stock beneficially owned thereby.

The Reporting Persons have entered into a joint filing agreement, dated as of February 14, 2022, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which such Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934.

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

The address for each of:

Galibier Purchaser, LLC;
Galibier Holdings, LP; and
Galibier Holdings GP, LLC

is 320 Park Avenue, 28th Floor, New York, New York 10022, USA.

The address for each of:

Gali SCSp; and Permira VII GP S.a r.l.

is 488, route de Longwy, L-1940 Luxembourg.

Item 2 (c).	Place of Organization:

Place of organization is set forth in Row 4 of the cover page for each of the Reporting Persons and is incorporated herein by reference for each of the Reporting Persons.

Item 2 (d).	Title of Class of Securities:

Class A common stock, par value $0.001 per share.

Item 2 (e).	CUSIP Number:

185123106

Item 3.

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(d) promulgated under the Securities Exchange Act of 1934.

Item 4.	Ownership:

The information required by Items 4(a)-4(c) is set forth in Rows 5-11 of the cover page for each of the Reporting Persons and is incorporated herein by reference for each of the Reporting Persons.

Galibier Purchaser, LLC, is the direct holder of 33,222,826 shares of the Issuer’s Class D common stock, par value $0.001 per share, which may be exchanged at any time, at the option of the holder, on a one-for-one basis for newly issued shares of the Issuer’s Class A common stock. Each share of Class D common stock is required to be converted into one share of Class A common stock immediately prior to any sale or other transfer of such share by any of the Reporting Persons or any of its affiliates or permitted transferees to a non-permitted transferee. Each share of Class D common stock will automatically convert into a share of Class A common stock upon the earlier of (i) the date that affiliates of Welsh, Carson, Anderson & Stowe own less than 5% of the Issuer’s common stock and (ii) the date that is seven years following the closing of the Issuer’s initial public offering.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit 99.2.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

GALIBIER PURCHASER, LLC

By:	/s/ Justin Herridge
Name: Justin Herridge
Title: Manager

GALIBIER HOLDINGS, LP

By:	Galibier Holdings GP, LLC, general partner of Galibier Holdings, LP

By:	/s/ Justin Herridge
Name: Justin Herridge
Title: Manager

GALIBIER HOLDINGS GP, LLC

By:	/s/ Justin Herridge
Name: Justin Herridge
Title: Manager

GALI SCSP

By:	Permira VII GP S.a r.l., general partner of Gali SCSp

By:	/s/ Cedric Pedoni
Name: Cedric Pedoni
Title: Manager

PERMIRA VII GP S.A R.L.

By:	/s/ Cedric Pedoni
Name: Cedric Pedoni
Title: Manager

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Joint Filing Agreement
99.2	Identification and Classification of Members of the Group